UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-06322

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of

OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period October 1, 2004 through December 31, 2004:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received, and;
d) a summary of expenses related to operation of the Cook Coal Terminal by major cost component.

Ohio Power Company also provides on Exhibit 3 the Statement of Billings and Costs Incurred for Cook Coal Terminal and Rail Car Maintenance Facility for the year ended December 31, 2004.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Ohio Power Company has duly caused this report to be signed on its behalf on this 21st day of March, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director  - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1
Summary of Costs Incurred	2
Statement of Billings and Costs Incurred	3

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

	October 2004			November 2004			December 2004

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES
Rockport Plant	680,497	$1.75	$1,191	15,733	$1.75	$28	719,073	$1.29	$928
Rockport Plant	-	-	-	708,722	1.25	886	-	-	-
Tanners Creek Plant	49,233	1.75	86	53,537	1.25	67	48,132	1.29	62
Gavin Plant	30,291	1.75	53	21,304	1.25	27	-	-	-
Mountaineer Plant	-	-	-	71,556	1.25	89	91,820	1.29	118
Ohio Power Company	-	-	-	-	-	-	206,302	1.75	361
Ohio Power Company	-	-	-	-	-	-	61,641	1.29	80
SERVICE TO NON-AFFILIATES	332,527	1.43	475	333,351	1.43	478	304,895	1.49	455

TOTAL	1,092,548		$1,805	1,204,203		$1,575	1,431,863		$2,004

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

	October 2004		November 2004	December 2004	Three Months Ended December 31, 2004
	(in thousands)

Labor	$320		$403	$382	$1,105
Benefits	171		302	219	692
Operating Materials	(341	) (b)	143	178	(20)
Maintenance	416		323	491	1,230
Other Billed Services	671		253	418	1,342
Taxes Other Than Income Tax	115		79	79	273
Rentals	588		586	587	1,761
Depreciation	18		18	19	55
Normalization (a)	241		(371)	(942)	(1,072)
Other	342		359	365	1,066
Total	$2,541		$2,095	$1,796	$6,432

(a) The normalization account levelizes monthly costs to associated power plants and is either zero or close to zero at year end.

(b) Peridically, adjustments to amounts previously recorded are required. When those adjustments are identified and recorded, they may result in a net credit balance in an expenditure account for a particular month.

Exhibit 3

OHIO POWER COMPANY
COOK COAL TERMINAL AND
RAIL CAR MAINTENANCE FACILITY
STATEMENT OF BILLINGS AND COSTS INCURRED
FOR THE YEAR ENDED DECEMBER 31, 2004

	Affiliated	Unaffiliated	Total
	(in thousands)

Revenues:
Indiana Michigan Power Company	$2,581	$-	$2,581
Ohio Valley Electric Company	563	-	563
Unaffiliated Companies	-	64	64
Total Revenues	3,144	64	3,208

Cost of Sales:
Labor	668	18	686
Material	1,956	34	1,990
Overheads	520	12	532
Total Cost of Sales	3,144	64	3,208
Gross Margin	$-	$-	$-

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.